# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAMPBELL'S Co, CIK 0000016732
CUSIP: 134429109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Campbell Pl, Camden, New Jersey (NJ), 08103
Date of event which requires filing of this statement: 01/06/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-095771
Filed by CIK 0002087724

## Reporting persons
- Catherine D. Malone, as Trustee of the Mary Alice Dorrance Malone Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 13,218,457; shared voting power 0; sole dispositive power 13,218,457; shared dispositive power 0; aggregate amount beneficially owned 13,218,457 (4.43% of the class)
  Comment: Reporting person is a revocable trust whose grantor died on June 16, 2025. Reporting person also holds indirect pecuniary interest in a portion of the 18,426,809 shares of the issuer held by Contango, LP, and a portion of the 4,271,414 shares of the issuer held by Quizhou, LP. Reporting person has no voting power or dispositive power over these entities, and disclaims beneficial ownership in the shares of issuer held by Contango and Quizhou, except to the extent of its pecuniary interest therein.

## Item 1. Issuer
Name of issuer: CAMPBELL'S Co
Address of issuer's principal executive offices: 1 Campbell Place Camden, NJ, 08103

## Item 2. Person Filing
Name of person filing: Catherine D. Malone, as Trustee of the Mary Alice Dorrance Malone Revocable Trust
Address of principal business office or, if none, residence: FL
Citizenship: FL

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 13,218,457
Percent of class: 4.43%
Sole power to vote or to direct the vote: 13,218,457
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,218,457
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Catherine D. Malone, as Trustee of the Mary Alice Dorrance Malone Revocable Trust: /s/ Catherine D. Malone, as Trustee of the Mary Alice Dorrance Malone Revocable Trust, Trustee (01/20/2026)